

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

<u>Via E-mail</u>
Richard Hamilton, Ph.D.
President and CEO
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320

> **Re:** **Ceres, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-174405**

Dear Dr. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment Nos. 1 and 2 to Registration Statement on Form S-1</u>

<u>Stock-Based Compensation, page 54</u>
<u>Valuation as of February 28, 2011, page 58</u>

1. We note you decided to move forward with an initial public offering in April 2011, in part, due to "the anticipated success of [y]our Brazilian seed trials scheduled for May 2011." As it appears your trials did not commence until <u>after</u> your decision to move forward with an IPO, revise to clarify how you formed a conclusion that they would succeed. Further, supplement this discussion with your evaluation of the impact of the 1 to 3-year timeframes required for regulatory approval of such seeds (as disclosed on page 84).

Risk Factors, page 12

2. We reissue comment eight of our comment letter dated June 20, 2011. Please revise the first risk factor on page 29 discussing your inability to adequately protect your proprietary technologies and products, to specifically discuss intellectual property in Brazil.

Use of Proceeds, page 38

3. We note that you may use a portion of the net proceeds to expand your business through acquisitions of other companies, assets or technology. Please disclose specifically which line items in the table would be reduced due to this change in allocation.

4. We reissue comment 12 of our letter dated June 20, 2011. We continue to note the disclosure that the amounts actually spent may vary significantly. We also note that the table heading of approximate amount of net proceeds intended to be used creates the impression that the allocation of proceeds may be changed. The company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Results of Operations, page 61

5. We reissue comment 15 of our letter dated June 20, 2011. Please revise your discussion of the results of operations to quantify the incremental impact of each individual business reason for the changes in the line items. For example and without limitation, we note that you do not quantify the decrease in production and related costs for your switchgrass product and the higher production costs associated with the increased production of sweet sorghum and high biomass sorghum products.

6. We reissue comment 16 of our letter dated June 20, 2011. We note the discussion of the results of operations for the eight months ended August 31, 2009 and the year ended August 31, 2010 indicates that the various changes in the line items are due to a significant extent upon the non-comparable periods. Please revise the disclosure to quantify the impact on the line items of the non-comparable periods.

Business, page 74

7. We partially reissue comment 21 of our letter dated June 20, 2011. Please provide the source of information included in the prospectus. For instance, provide the source for the statement that Brazillian mill operators have an estimated 3.4 million metric tons per day of crushing capacity and can obtain usable sugarcane approximately 200 days per year.

Our Solutions, page 77

8. We note the disclosure added in response to comments 23 and 24 of our letter dated June 20, 2011. Please revise to clarify the approximate share of the cellulosic biofuels and biopower production market using the conversion processes discussed under "Drop-in" Products.

Our Technology Platforms, page 81

9. We partially reissue comment 27 of our letter dated June 20, 2011. Please disclose the material terms of these options and licenses. In particular, disclose the royalty range for each agreement. Any minimum royalty payments would be a material term that should be disclosed. Also, disclose the duration of your license agreement with IBERS. Lastly, disclose the upfront license fee paid to date pursuant to the Texas A&M agreement.

Seed Production and Operations, page 92

10. We note your added disclosure regarding your Brazilian production capabilities on page 93 in response to comment 34 of our letter dated June 20, 2011. Please further revise this section to discuss your current seed production capabilities for your high biomass sorghum and switchgrass products and to clarify the composition of the 300,000 pounds of seed you warehouse annually in your Amarillo facility.

Major Research Collaborations, page 95

11. We partially reissue comment 35 of our letter dated June 20, 2011. Please revise this section to disclose the allocation of costs arising from such collaborations. In this regard we note that you have only added disclosure regarding how such allocation is determined. Also, disclose the range(s) of royalty payments.

12. We reissue comment 38 of our letter dated June 20, 2011. Please provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K regarding your dependence upon one or a few major customers. We note the disclosure in footnote (1)(l) to the financial statements.

Management, page 105

13. We reissue comment 39 of our letter dated June 20, 2011. Please provide the beginning and ending dates of employment for each business experience discussed in this section. For instance, disclose the dates of employment for Mr. Debbane at the Boston Consulting Group, for Dr. Flavell as a professor at UCLA, for Mr. Kiley as general counsel and vice-president of Genentech, for Mr. Krieger at McKinsey & Co., for Mr. Van Acker at Planet Genetic Systems, for Mr. Kuc at Eli Lilly, and for Dr. Gwyn at Dekalb Genetics and

Chembred Inc. Also, please disclose Mr. Kiley's and Mr. Van Acker's business experience for the last five years.

Compensation Discussion and Analysis, page 116

14. We partially reissue comment 43 of our letter dated June 20, 2011. We note your added disclosure starting in the last sentence of page 118. Please quantify the amounts by which base salaries deviate from the 60th percentile target.

15. We reissue comment 44 of our letter dated June 20, 2011. We note that individual officer performance is an important factor in determining compensation. Please revise to provide additional disclosure and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.

16. We partially reissue comment 45 of our letter dated June 20, 2011. Please provide a more detailed discussion of the specific goals used in determining the bonus. If there were no specific goals, please clearly state in the disclosure and provide a more detailed discussion of the specific subjective analyses that were used to determine the actual bonus payouts.

Exhibits

17. We reissue comment 53 of our letter dated June 20, 2011. We note that Exhibit 10.10 appears to be missing exhibit A. Please re-file this exhibit in its entirety with your amended registration statement. We also note that Exhibit 10.16 is missing schedules and Annex A and Exhibit 10.20 is missing schedules and Attachment B.

18. We note a reference to a sponsored research agreement and an amendment thereto in Exhibit 10.11. Please file this agreement in its entirety.

19. We note that Exhibit 10.16 refers to certain schedules that "shall become a part of this Agreement" that do not appear to have been filed with your registration statement. Please re-file Exhibit 10.16 in its entirety, subject to any portions redacted pursuant to your confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director